September 22, 2005

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and

Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3651

Re:	Boardwalk Pipeline Partners, LP
Registration Statement on Form S-1
Received on August 16, 2005
File No. 333-127578

Dear Mr. Owings:

On behalf of Boardwalk Pipeline Partners, LP (the “Registrant”), we are filing an amended version of the above referenced registration statement (the “Registration Statement”).

In this letter, we set forth the responses of the Registrant to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 15, 2005 (the “Comment Letter”), with respect to the above captioned filing. For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the Comment Letter. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Tokyo Washington	666 Fifth Avenue, 26th Floor, New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

September 22, 2005 Page 2

General

1.	We note a number of blanks spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and related information based on a bona fide estimate of the public offering within that range. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response: The Registrant will promptly amend the Registration Statement to provide any new disclosure, including the anticipated price range and related information, as soon as it becomes available. The Registrant hereby acknowledges that the Staff needs sufficient time to review any new disclosure prior to the distribution of the preliminary prospectus.

2.	Please revise your document to discuss the effects of Hurricane Katrina on your business, operations, customers and facilities. Please also revise the risk factors and the discussion of your cash distribution policy and restrictions on distributions.

Response: The Registrant has revised the Registration Statement accordingly with new disclosure in the “Summary—Recent Developments” section beginning on page 3, a new risk factor titled “The impact of Hurricane Katrina could have a material adverse effect on our business, financial condition and results of operations” on page 24, new disclosure in the “Cash Distribution Policy and Restrictions on Distribution—Assumptions and Considerations” section on the top of page 55 and new disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of Hurricane Katrina” section beginning on page 72.

3.	We note that concurrently with this public offering, you are offering 53,256,122 common units to an affiliate of Loews. Please tell us the exemption from registration that you are relying on and the facts which make the exemption available to you. Please provide us with your analysis with respect to the potential for the integration of the private offer and sale of common units and the public offering of common units, including a discussion of any relevant staff interpretations. Please refer to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer (February 28, 1992). We may have further comment.

Response: In connection with the proposed public offering, the following transactions will occur at or prior to the closing:

September 22, 2005 Page 3

•	Boardwalk Pipelines, LLC (“Boardwalk Pipelines”) will convert to a Delaware limited partnership;

•	Affiliates of Loews will contribute to the Registrant all the equity interests of Boardwalk Pipelines;

•	Boardwalk Pipelines, LP will borrow approximately $43.0 million under a credit facility to reimburse Boardwalk Pipelines Holding Corp. (“BPHC”), a wholly-owned subsidiary of Loews, for capital expenditures it has incurred in connection with the acquisition of Gulf South;

•	The Registrant will assume $250.0 million of indebtedness to Loews from BPHC;

•	The Registrant will issue 53,256,122 common units and 33,093,878 subordinated units to an affiliate of Loews representing an aggregate 83.5% limited partner interest in us;

•	The Registrant will issue to its general partner, a subsidiary of Loews, a 2% general partner interest and all of its incentive distribution rights, which entitle its general partner to an increasing percentage of the cash distributed by the Partnership in excess of $0.4025 per unit per quarter; and

•	The Registrant will issue 15,000,000 common units to the public in the proposed public offering, representing a 14.5% limited partner interest in the Partnership, and will use the net proceeds from this offering pursuant to the “Use of Proceeds” section in the prospectus.

The transactions described above with Loews and its affiliates are formative transactions that do not involve a new investment decision by Loews since a wholly-owned subsidiary of Loews currently owns 100% of the equity of the Registrant and its predecessor, Boardwalk Pipelines. Therefore, we believe it should not be viewed as a sale under Section 2(3) of the Securities Act of 1933, as amended (the “Act”). If it were to be viewed as a sale, it should be exempt under Section 4(2) of the Act. The transaction should not be integrated with the public offering because it involves an issuance of units for a contribution of assets in a formative transaction rather than the issuance of equity for cash consideration to equity investors. Further, Loews does not, as the only controlling person of the issuer’s predecessor and the issuer, need the protection afforded by registration under the Act. Loews is a public company with billions of dollars of assets. Even if, however, the issuance of units to Loews were to

September 22, 2005 Page 4

be considered a private placement integrated with the public offering, under the conditions described in Black Box Incorporated (June 26, 1990) (“Black Box”) and Squadron, Ellenoff, Plesent & Lehrer (February 28, 1992) (“Squadron, Ellenoff”), the offering should still be exempt under Section 4(2) of the Act. This should be the case particularly given that Loews is a single investor with the financial ability of a qualified institutional buyer.

4.	Please provide us with copies of any artwork you intend to use for our review and comment. Please keep in mind that we may have comments on these materials and you should consider waiting for these comments before printing and circulating any artwork.

Response: The Registrant does not intend to use any additional artwork as part of the prospectus.

Summary Historical Financial and Operating Data, page 13

5.	We note that your calculation of EBITDA includes an adjustment for miscellaneous other income, net for all periods presented. All “EBITDA” references should be changed here and elsewhere to “Adjusted EBITDA” or otherwise given a more appropriate label.

Response: The Registrant has revised the Registration Statement accordingly, with the exception of references that are to traditional EBITDA. For example, see the third sentence on page 15 and footnote (a) on page 17.

Risk Factors, page 20

6.	Please revise to include a risk that discusses the controlling interest held by the affiliate of Loews.

Response: The Registrant has revised the Registration Statement accordingly. Please see additions to the risk factor titled “Our general partner and its affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment” on page 31. In addition, we have added a new risk factor titled “A subsidiary of Loews, as our controlling unitholder and the sole owner of our general partner, will have the power to appoint and remove our directors and management” on page 33.

September 22, 2005 Page 5

7.	We note that your only cash-generating assets are your partnership interests in Boardwalk Pipelines LP. Please include a risk factor that discusses your dependence on the ability of Boardwalk Pipelines LP to make distributions and on your operating subsidiaries to generate cash.

Response: The Registrant has revised the Registration Statement accordingly. Please see the new risk factor titled “We have a holding company structure in which our subsidiaries conduct our operations and own our operating assets, which may affect our ability to make distributions to you” on page 36.

8.	We note that your general partner will own units representing an aggregate 83.5% limited partner interest in you and will have call rights when it owns 80% of the outstanding common units to purchase all of the remaining common units at a purchase price that may be less than the current market price of the common units. Please include a risk factor that discusses the risk that holders of common units may receive less than the current market price in the event your general partner exercises its call right.

Response: The Registrant has revised the Registration Statement accordingly. Please see the revisions to the risk factor titled “Our general partner has call rights that may require you to sell your common units at an undesirable time or price” on page 33.

Capitalization, page 40

9.	Please revise your capitalization table to present the pro forma adjustments arising from your offering of 15,000,000 common units and the expected use of proceeds separately from the other pro forma adjustments presented.

Response: The Registrant has revised the capitalization table in the Registration Statement accordingly. Please see page 42.

September 22, 2005 Page 6

Cash Distribution Policy and Restrictions on Distributions, page 42

Limitations on Our Ability to Make Quarterly Distributions, page 42

10.	If applicable, please discuss any limitation on the transfer of cash from Texas Gas or Gulf South at the operating company level to you at the holding company level. Please also disclose, if applicable, that unit holders have no contractual or other legal right to distributions.

Response: The Registrant has revised the Registration Statement accordingly. Please see the addition to the disclosure in the “Cash Distribution Policy and Restrictions on Distributions” section beginning on page 44 under the caption “Rationale for our Cash Distribution Policy”, which discusses unitholders’ rights to receive distributions, on page 44 and the two additions under the caption “Limitations on Our Ability to Make Quarterly Distributions” on page 44, which describe limitations on the ability of the operating companies to distribute cash to the Registrant.

Our Initial Distribution Rate, page 43

11.	Revise your disclosure to indicate whether you had sufficient cash to pay your minimum quarterly distribution over the twelve months ended December 31, 2004 and the twelve months ended June 30, 2005 if your distribution policy had been in place during these periods. To the extent your historical excess cash available to pay distributions would have been insufficient to pay your intended aggregate distribution over these periods, then indicate from where you would have obtained the additional cash, such as through borrowings.

Response: The Registrant has revised the Registration Statement accordingly. Please see the new disclosure in the “Cash Distribution Policy and Restrictions on Distributions” section under “—Cash Distributions—Our Initial Distribution Rate” on page 46. Also please see similar disclosure in “Cash Distribution Policy and Restrictions on Distributions—Estimated Available Cash—Minimum Cash Available to Pay Distributions” on page 50.

Estimated Available Cash, page 44

Minimum Cash Available to Pay Distributions, page 46

12.	Please disclose how your anticipated new $43 million credit facility or any other indebtedness factor into your tables. For example, discuss any limitations on your ability to pay distributions under your anticipated new credit facility. Please also discuss whether you make any material assumptions regarding the general business climate or any extraordinary transactions. Further, your estimated interest expense should include the incremental cost of borrowings associated with the anticipated drawdown on your credit facilities to finance capital improvement expenditures. Please revise or advise.

September 22, 2005 Page 7

Response: The Registrant has revised the Registration Statement accordingly. Please see the new disclosure in the “Cash Distribution Policy and Restrictions on Distributions—Estimated Available Cash—Minimum Cash Available to Pay Distributions” footnote (d) on page 50 relating to the $43 million we expect to borrow under our credit facility. Because the Registrant capitalizes, rather than expenses, interest associated with capital improvement expenditures, such estimated interest is included in Estimated capital improvement expenditures, as indicated in footnote (c) on page 50. Footnote (d) on page 50 has been additionally revised to further explain this treatment. Please see the new disclosure in the bullets under “Cash Distribution Policy and Restrictions on Distributions—Assumptions and Considerations” section on page 55 relating to assumptions regarding the general business climate or any extraordinary transactions.

Footnote (c), page 46

13.	Please clarify, if true, that the $12.8 million environmental remediation accrual in the fourth quarter of 2004 resulting from the Gulf South acquisition did not impact EBITDA due to its inclusion in the purchase price allocation.

Response: The Registrant has revised the Registration Statement accordingly. Please see the revisions to footnote (c) beginning on page 49 under “Cash Distribution Policy and Restrictions on Distributions—Estimated Available Cash—Minimum Cash Available to Pay Distributions.”

Assumptions and Considerations, page 47

14.	Please move this section so that the discussion begins right before “How We Make Cash Distributions” on page 52.

Response: The Registrant has revised the Registration Statement accordingly so that the discussion now appears beginning on page 53.

15.	Please expand your discussion to include the expected impact of your assumptions and considerations on Adjusted EBITDA rather than individual income statement line items for the twelve months ending June 30, 2006.

Response: The Registrant has revised the Registration Statement to reflect those assumptions that affect EBITDA and those that do not. Please see “Cash Distribution Policy and Restrictions on Distributions—Assumptions and Considerations” on pages 53, 54 and 55.

September 22, 2005 Page 8

16.	You state that increasing production in South and East Texas will lead to improving basis differentials, which will produce higher transportation rates on these parts of the system. Please revise to describe specifically what you mean by basis differentials. In this regard, disclose why higher transportation rates will occur and provide an estimate of such amount.

Response: The Registrant has revised the Registration Statement accordingly. Please see “Cash Distribution Policy and Restrictions on Distributions—Assumptions and Considerations” on page 53.

Pro Forma Available Cash, page 49

17.	Please move the first paragraph so that the disclosure appears right after the table “Minimum Cash Available to Pay Distributions.”

Response: The Registrant has revised the Registration Statement accordingly. Please see page 50.

18.	Please revise the second paragraph which begins, “[p]ro forma available cash from operating surplus…,” so that the disclosure appears in a footnote or as an assumption.

Response: The Registrant has revised the Registration Statement accordingly. Please see revised footnote (b) on page 52.

19.	Please move the paragraph that begins, “[t]he following table illustrates, on a pro forma basis…,” so that it appears as the first paragraph in this section. Then, please move the paragraph that begins, “[t]he pro forma financial statements, from which pro forma available cash is derived…,” so that it appears as the second paragraph in this section.

Response: The Registrant has revised the Registration Statement accordingly. Please see the revised ordering beginning on page 51 under “Cash Distribution Policy and Restrictions on Distributions—Pro Forma Available Cash.”

September 22, 2005 Page 9

20.	We note that your pro forma available cash would have been insufficient to pay the entire distribution amount during 2004 and for the twelve months ended June 30, 2005. Please revise the table to disclose the reasons for the insufficient cash.

Response: The Registrant has revised the Registration Statement accordingly. Please see the revised disclosure set forth in the “Cash Distribution Policy and Restrictions on Distributions” section in the last paragraph under “—Minimum Cash Available to Pay Distributions” section on page 50 which also includes a new cross-reference to the “—Assumptions and Considerations” beginning on page 53.

Boardwalk Pipeline Partners, LP

Unaudited Pro Forma Cash Available to Pay Distributions, page 50

21.	Regarding the shortfall, please indicate where you would have obtained the additional cash, such as through borrowings.

Response: The Registrant has revised the Registration Statement accordingly. Please see the new disclosure set forth in the paragraph preceding “Pro Forma Available Cash” on page 51.

22.	Please revise your unaudited pro forma cash available to pay distributions for the year ended December 31, 2004 and the twelve months ended June 30, 2005 for the following:

•	Your table showing pro forma cash available to pay distributions should begin with the historical GAAP measure of your consolidated net cash provided by operating activities. Next, revise the table to show the necessary adjustments, all of which should be historical GAAP measures, to reach historical Adjusted EBITDA.

•	Next, revise the table to show the necessary adjustments to reach pro forma Adjusted EBITDA, if any. Include a footnote to provide a reconciliation of any such adjustments. The reconciliation should begin with historical net income and list adjustments, including historical interest expense, historical depreciation and amortization, and pro forma adjustments to derive your net pro forma adjustment to historical adjusted EBITDA. Your footnote reflecting this reconciliation should also include a qualitative analysis describing the timing of your recent acquisitions and the related pro forma adjustments.

September 22, 2005 Page 10

•	The next section of the tables should include the deductions from pro forma Adjusted EBITDA to arrive at pro forma cash available to pay distributions.

Response: The Registrant has revised the Registration Statement accordingly. Please see the “Unaudited Pro Forma Cash Available to Pay Distributions” table on page 49.

23.	If you have made an adjustment to add back the impact of net increases in working capital to arrive at historical Adjusted EBITDA and do not subsequently reflect such amount as a reduction in arriving at cash available for distributions, please indicate why. For example, if you assume that working capital does not require, or generate, cash over time, or that management can otherwise avoid the use of cash through discretionary management of working capital, please indicate such in a footnote.

Response: The Registrant has revised the Registration Statement to clarify that no such adjustments have been made to arrive at historical Adjusted EBITDA. Please see footnote (a) on page 52 under the table “Unaudited Pro Forma Cash Available to Pay Distributions.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67

24.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues, income, or your liquidity.

Response: The Registrant has revised the Registration Statement accordingly. Please see page 72.

Results of Operations, page 71

25.	Describe how the acquisitions of Texas Gas and Gulf South have impacted your results of operations.

Response: The Registrant has revised the Registration Statement accordingly. Please see page 77.

September 22, 2005 Page 11

Six-Month Periods Ended June 30, 2005 and June 30, 2004, page 72

26.	For each period, please revise to describe the changes in each significant component of revenues and expenses and the reasons for any material change. Refer to Item 303(a)(3) of Regulation S-K. For example, discuss the changes in gas transportation, gas storage and other revenues. Describe how the operations of Gulf South contributed to costs and expenses.

Response: The Registrant has revised the Registration Statement accordingly. Please see page 78.

Contractual Obligations, page 74

27.	Please describe the provisions that create, increase or accelerate obligations, or include other information necessary for an understanding of the timing and amount of the contractual obligations. Refer to Item 303(a)(5)(i) of Regulation S-K.

Response: The Partnership and its subsidiaries are not party to any agreements which contain provisions that create, increase or accelerate obligations other than standard event of default provisions in the subsidiaries’ trust indentures and those which are expected to be included in the Partnership’s credit facility.

Quantitative and Qualitative Disclosures About Market Risk, page 78

28.	Please revise to include quantitative information regarding commodity price risk and credit risk. Refer to Item 305(a) of Regulation S-K. Regarding your interest rate risk, please revise to quantify the fixed interest rate on your long-term debt.

Response: The Registrant has revised the Registration Statement to quantify the fixed interest rates on our long-term debt as reflected on page 86 under “Quantitative and Qualitative Disclosures About Market Risk.” Although the “Quantitative and Qualitative Disclosures About Market Risk” section beginning on page 86 currently contains a discussion of commodity price risk and credit risk, we have not provided quantitative information regarding these risks because we do not believe that such commodity price risk or losses associated with credit risk is material.

September 22, 2005 Page 12

Industry Overview, page 79

29.	We note that you reference sources from EIA or the Energy Information Administration. Please provide us with copies of these sources and highlight the sections on which you are relying for your disclosure.

Response: The Registrant will provide you with copies of these sources with the relevant sections highlighted as requested. Copies of these sources will be provided to the Staff supplementally.

Management, page 94

Directors and Executive Officers of Boardwalk GP, LLC, page 95

30.	Please revise to clarify how long each director or officer has held his current position and disclose any other positions held in the last five years. Refer to Item 401(e) of Regulation S-K.

Response: The Registrant has revised the Registration Statement accordingly. Please see page 104 under the table “Directors and Executive Officers of Boardwalk GP, LLC.”

Certain Relationships and Related Party Transactions, page 98

31.	We note that on page F-14 you disclose advance payments to affiliates. Please revise to describe these advances or advise us.

Response: The Registrant has revised the Registration Statement accordingly. Please see the revised disclosure in the “Unaudited Pro Forma Consolidated Financial” section on page 68. Also, please see the new disclosure in the “Certain Relationships and Related Party Transactions” section on page 107. The advance to affiliates reflected on page F-14 is represented by demand notes that will be settled with the parent of Boardwalk Pipelines prior to the contribution of assets and liabilities to the Registrant and the issuance by the Registrant of common units in the public offering. The Registration Statement also contains a discussion of these advances to affiliates on page F-24.

September 22, 2005 Page 13

Underwriting, page 138

32.	We note that you may deliver this prospectus electronically to some investors. To the extent that you will engage in any marketing of this offering online, please confirm that your procedures for electronic postings or links to the prospectus or for electronic distributions have been reviewed and cleared by the Division’s Office of Chief Counsel, and that the procedures have not changed since such clearance.

Response: Each of Citigroup Global Markets Inc. (“Citigroup”) and Lehman Brothers Inc. has advised the Company that it does not currently intend to engage in the electronic offer and/or sale of common units. However, in the event that a decision to the contrary is made, any such activities will be conducted in accordance with the procedures previously reviewed by the Division’s Office of Chief Counsel and each of Citigroup and Lehman Brothers Inc. confirms that it continues to employ the same procedures as those previously reviewed by the Division’s Office of Chief Counsel.

In the event that additional members are added to the underwriting syndicate, one or more of the potential additional members of the underwriting syndicate, whose identities are not known at this time, may engage in the electronic offer and/or sale of common units.

Consistent with this approach, the following language is included in the underwriting section of the prospectus:

“A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.”

September 22, 2005 Page 14

Boardwalk Pipeline Partners, LP Unaudited Pro Forma Consolidated Financial Statements, page F-1

33.	Please revise your Unaudited Pro Forma Financial Statements to present your pro forma adjustments due to the offering in a separate column.

Response: The Registrant has revised the Registration Statement accordingly. Please see page F-6 and F-7.

34.	Please revise your Pro Forma Statements of Financial Position as of December 31, 2004 and June 30, 2005 to present the pro forma adjustment of the assumption of $250 million of indebtedness from BPHC and the subsequent repayment with the proceeds of the offering.

Response: The Registrant has revised the Registration Statement accordingly. Please see page F-6 and F-7.

Unaudited Pro Forma Consolidated Statement of Operations for the Twelve Months Ended June 30, 2005, page F-4

35.	Please remove the Unaudited Pro Forma Consolidated Statements of Operations for the Twelve Months Ended June 30, 2005 and related references to this period in the notes to the pro forma financial statements. Pro Forma financial statements should be limited to the latest fiscal year and interim period included in the filing. Refer to Rule 11-02(c) of Regulation S-X.

Response: The Registrant has removed this presentation and has otherwise revised the Registration Statement accordingly.

Note 2. Pro Forma Adjustments and Assumptions, page F-9

36.	Please disclose in reasonable detail the assumptions used resulting in the pro forma adjustments for depreciation and amortization and interest expense.

Response: The Registrant has revised the Registration Statement accordingly. Please see Note 2, footnote (a) page F-8.

37.	We note that you have not included a pro forma adjustment for the incremental interest expense associated with the $43 million of borrowings to reimburse BPHC. Please revise your pro forma statement of operations and your pro forma tables located elsewhere in your filing accordingly or tell us why you do not believe such an adjustment is appropriate.

September 22, 2005 Page 15

Response: The pro forma adjustment for interest expense on the $43 million of borrowings to reimburse BPHC is included on the Unaudited Pro Forma Consolidated Statement of Operations for the six months ended June 30, 2005 and the for the year ended December 31, 2004 on pages F-4 and F-5 in the column labeled “MLP Adjustments” in the line item titled “Interest expense”. The adjustment is also explained in the notes to such financial statements in “Note 2. Pro Forma Adjustments and Assumptions” as footnote (c) on page F-9.

Note 3. Pro Forma Net Income Per Unit, page F-10

38.	We note that you expect to make numerous distributions prior to issuance of public units well in excess of earnings during the previous twelve months. A dividend declared within a year of an IPO that is in excess of earnings during the previous twelve months is deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds. Thus, please disclose pro forma earnings per share giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year’s earnings). You may provide this disclosure either here or on the face of the statements of operations. Refer to SAB Topic 1:B.3.

Response: Staff Accounting Bulletin 1:B.3 prescribes that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering. Boardwalk Pipelines paid actual cash dividends to its parent company of $45 million and $30 million, respectively, for the six months ended June 30, 2005, and the twelve months ended December 31, 2004. Additionally, the Registrant has reflected distributions of cash and cash equivalents, receivables and advances to affiliates, as well as assumption of indebtedness from BPHC, in its reconciliation of equity above. Assuming additional limited partner common units were issued to give effect to the excess distribution, Pro Forma Net Income per Limited Partner’s Unit (as diluted) would have been $0.68 and $1.00 for the six months ended June 30, 2005, and twelve months ended December 31, 2004, respectively.

The Registrant has revised the Registration Statement to include the response above in the disclosure in Note 3. “Pro Forma Net Income Per Unit” on page F-10.

September 22, 2005 Page 16

Item 16. Exhibits, page II-1

39.	Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-K.

Response: The Registrant has included a number of exhibits with this submission. The Registrant intends to make a submission with a substantial number of the remaining exhibits as expeditiously as possible.

Item 17. Undertakings, page II-2

40.	Please add the following additional undertakings, as consistent with Item 20 of Guide 5:

“The registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with the General Partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to the General Partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.”

“The registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.”

Response: The Registrant has revised the Registration Statement accordingly. Please see page II-2.

Signatures, page II-3

41.	Please revise to identify the principal accounting officer or controller.

Response: The Registrant has revised the Registration Statement to identify the principal accounting officer. Please see page II-4.

Additional Information – Directed Unit Program

In addition to the foregoing, we also wish to advise the Staff that the Registrant has requested that Citigroup Global Markets Inc. establish a directed unit program pursuant to which they will reserve common units for purchase by officers, directors

September 22, 2005 Page 17

and employees of Loews and its affiliates. We will supplementally provide the Staff copies of the form of certain materials described below to be distributed to participants in the directed unit program. The materials that we will provide supplementally to the Staff represent Citigroup Global Markets Inc.’s form of directed unit program materials that have previously been reviewed by Kristina S. Wyatt of the Staff.

Representatives of the Registrant and the underwriters have agreed to reserve for the directed unit program up to 5% of the amount of common units to be sold in the proposed offering at the initial public offering price. The Registrant and Citigroup Global Markets Inc. believe that this amount represents an amount which is (1) sufficient to allow the Registrant to make available a limited number of units to such individuals and (2) customary in transactions of this type. Although the Registrant has not determined the final number of persons it would like to invite to participate in the directed unit program, the Registrant currently expects to invite certain officers, directors and employees of Loews and its affiliates. The Registrant intends to distribute the directed unit program materials to potential purchasers once the preliminary prospectus is printed.

The directed unit program materials will include a Lock-Up Agreement requiring each purchaser in the directed unit program other than those otherwise subject to 180 day lock-up agreements by virtue of their position with the Registrant to agree that for a period of 25 days from the date of the prospectus, such purchaser will not, without prior written consent of Citigroup Global Markets Inc., dispose of or hedge any common units purchased in the directed unit program. Each purchaser will be required to sign the Lock-Up Agreement and submit it to Citigroup Global Markets Inc. The purchasers in the directed unit program will be subject to substantially the same form of Lock-Up Agreement as the Registrant’s officers, directors and major shareholders. However, the Lock-Up Agreement for the purchasers will also contain the following additional language:

“The undersigned understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns. The undersigned further understands that his or her Lock-Up Agreement does not constitute an obligation on the part of the undersigned to purchase any Common Units or any agreement by the Underwriters to sell any Securities to the undersigned.”

The form of the Lock-Up Agreement to be executed by the officers, directors and major shareholders will be submitted as an exhibit to the Registrant’s form of Underwriting Agreement, which will be filed by amendment to the Registration Statement as Exhibit 1.1.

September 22, 2005 Page 18

The Registrant and Citigroup Global Markets Inc. will work together to operate the directed unit program. The Registrant will allocate common units to investors, and Citigroup Global Markets Inc. will handle the mechanics of distributing the common units.

Citigroup Global Markets Inc. and the Registrant will employ the following procedures in making the offering under the directed unit program:

•	The Registrant will deliver by first class mail or by Federal Express or other reputable overnight courier the directed unit program materials to potential purchasers once the preliminary prospectus is printed.

•	If the potential investor has an interest in purchasing common units in the proposed offering, he or she must complete and mail, fax or deliver (a registered representative of Citigroup Global Markets Inc. will be at the Registrant’s executive offices on specified dates to accept such delivery) the Indication of Interest (“IOI”) Form, the IPO Questionnaire (which requests from participants who are not employees of the Registrant information needed to comply with the Voluntary Initiative and NASD Rule 2790), the New Account Information Form (if the person does not already have an account with Citigroup Global Markets Inc.), the Form W-9 and the Lock-Up Agreement so that they are received by Citigroup Global Markets Inc. on a specified date.

•	When the offering is priced, the Registrant will determine the final allocation of common units among those persons who submitted timely and proper IOIs in participating in the directed unit program. Citigroup Global Markets Inc. will then call each such person to confirm certain pertinent information, including the purchase price, the number of common units allocated to such person, the person’s continued desire to participate in the directed unit program, the number of common units within the allocated amount, if any, they intend to purchase and the person’s account number.

•	Citigroup Global Markets Inc. will send each person who confirmed his or her intention to purchase, a copy of the final prospectus and a written confirmation of the offer and sale.

September 22, 2005 Page 19

•	Full payment of the purchase price for the common units bought in the initial public offering through the directed unit program must be received by Citigroup Global Markets Inc. by the settlement date, which will be three or four days after the pricing date in accordance with Rule 15c6-1 under the Securities Exchange Act of 1934. If Citigroup Global Markets Inc. does not receive the potential purchaser’s payment by the settlement date, then Citigroup will notify the Registrant of the same and Citigroup will then sell such common units into the open market.

•	The Registrant may also allow participants based in the United States to participate through a website maintained by Citigroup Global Markets Inc. The website is designed with specific encryption to make available to invited participants electronic versions of the preliminary prospectus, the IPO Questionnaire, the New Account Information Form, the Form W-9 and the Lock-Up Agreement. Participants may also use the website to complete the IPO Questionnaire, to place an IOI and to confirm whether they want to purchase any of the common units that the Registrant may allocate to those participants who previously submitted an IOI by the IOI deadline.

The Registrant and Citigroup Global Markets Inc. currently are in the process of finalizing written materials to be provided to persons from whom expressions of interest in the proposed offering will be sought. The directed unit program materials that the Registrant intends to deliver to potential purchasers will include:

•	a cover letter to potential purchasers from Citigroup Global Markets Inc., the administrative agent;

•	a General Information and Procedural Memorandum to potential purchasers, providing instructions and frequently asked questions and answers;

•	an IOI to be completed by potential purchasers to indicate any interest they may have in purchasing common units in the proposed initial public offering, including the number of common units they may have an interest in purchasing;

•	an IPO Questionnaire to be completed, signed and returned to Citigroup Global Markets Inc. by the potential purchaser, which will be used to help Citigroup Global Markets Inc. determine whether, under NASD rules, the potential purchaser is eligible to participate in the directed unit program;

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•	a New Account Form to be completed by the potential purchaser in order to allow Citigroup Global Markets Inc. to open an account for the potential purchaser (a potential purchaser must have a Citigroup Global Markets Inc. account in order to participate in the directed unit program);

•	a Form W-9 to be completed, signed and returned to Citigroup Global Markets Inc. by the potential purchaser. The Internal Revenue Service requires this form to be completed in order for the potential purchaser to provide Citigroup Global Markets Inc. with the potential purchaser’s taxpayer identification and certification;

•	a Lock-Up Agreement as described above; and

•	a copy of the preliminary prospectus.

A form of each of these documents, other than the Lock-Up Agreement and the preliminary prospectus, will be provided to the Staff supplementally as soon as possible.

The Registrant supplementally advises the Staff that, in connection with the directed unit program, no offers were made prior to the filing of the Registration Statement with the Staff, offers will be made only with a preliminary prospectus and no funds have been or will be committed or paid prior to the effectiveness of the Registration Statement.

As described in the directed unit program materials, the Registrant and Citigroup Global Markets Inc. will assure that this directed unit program offer is consistent with Section 5 of the Act and Rule 134 by:

•	Ensuring that each of the documents (other than the preliminary prospectus) delivered to the persons invited to participate in the directed unit program will contain language that is permitted by Rule 134.

•	Requiring each directed unit program participant to acknowledge, by signing the IOI, that no offer to buy any of the common units in the proposed offering can be accepted and no part of the purchase price can be received by Citigroup Global Markets Inc. until the registration statement covering the proposed offering has been declared effective by the Commission and that any such offer may be withdrawn or revoked, without obligation or commitment, at any time prior to the prospective purchaser’s confirmation of his or her intention to purchase common units is given after the effective date of the registration statement.

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•	Providing that a potential purchaser’s submission of a completed IOI involves no obligation or commitment of any kind, and by completing the Indication of Interest form, the person is not binding himself or herself to purchase any common units.

•	If the potential purchaser confirms his or her intention to purchase, the underwriter will send the purchaser a copy of the final prospectus that meets the requirements of Section 10 of the Act, which will contain the price of the offering and other information not included in the preliminary prospectus, and a written confirmation of the sale with respect to the common units.

September 22, 2005 Page 22

Please direct any questions that you have with respect to the foregoing or with respect to the amended Registration Statement to Michael Swidler at (212) 237-0020, Ashley Geller at (212) 237-0281 or Ramey Layne at (212) 237-0135.

Very truly yours,

Vinson & Elkins L.L.P.

By:	/s/ Michael Swidler
Michael Swidler

cc:	Peggy Kim (Securities and Exchange Commission)
John Cannarella (Securities and Exchange Commission)
William Choi (Securities and Exchange Commission)
David Mittelman (Securities and Exchange Commission)
William J. Cooper (Underwriter’s counsel)
W. Douglas Field (Issuer)